EXHIBIT 5

December 20, 2004

IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, PA 19355

Ladies and Gentlemen:

        I have acted as counsel to IKON Office Solutions, Inc. (“IKON”) in connection with the filing of a Registration Statement on Form S-8 (the “Registration Statement”) to register under the Securities Act of 1933, as amended, unsecured obligations of IKON (“Obligations”) for offering under the Company’s Amended and Restated 1994 Deferred Compensation Plan (the “1994 Plan”) and the Company’s Amended and Restated Executive Deferred Compensation Plan (the “Executive Plan” and, together with the 1994 Plan, the “Plans”) and 500,000 shares of its Common Stock (the “Shares”) for offering pursuant to the Executive Plan. The Shares may be presently authorized but unissued shares or shares held as treasury shares at the time of their delivery. This opinion is furnished pursuant to the requirements of Item 601(b)(5) of Regulation S-K.

        In rendering my opinion, I have reviewed such certificates, documents, corporate records and other instruments as in my judgment are necessary or appropriate to enable me to render the opinions expressed below. In giving this opinion, I am assuming the authenticity of all instruments presented to me as originals, the conformity with the originals of all instruments presented to me as copies and the genuineness of all signatures.

        Based upon the foregoing, I am of the opinion that: (i) the Obligations offered pursuant to the Registration Statement, when undertaken by the Company in the manner contemplated by the Plans, will be binding obligations of the Company; and (ii) the Shares, when issued in accordance with the terms of the Executive Plan, will be legally issued, fully paid and non-assessable.

        I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

Very truly yours, /s/ DON H. LIU Don H. Liu